NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035298

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

Lewis U. Davis, Jr.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: CONSOL Energy Inc.
Incoming letter received January 6, 2009

Dear Mr. Davis:

This is in response to the letter we received from you on January 6, 2009 concerning the shareholder proposal submitted to CONSOL by the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension. We also have received a letter on the proponents' behalf dated February 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CONSOL Energy Inc.
Incoming letter received January 6, 2009

The proposal requests a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

There appears to be some basis for your view that CONSOL may exclude the proposal under rule 14a-8(i)(7), as relating to CONSOL's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if CONSOL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

WILLIAM C. THOMPSON, JR.
COMPTROLLER

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 5, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Consol Energy, Inc.
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 6, 2009 letter (the "January 6 Letter") sent to the Securities and Exchange Commission (the "Commission") by Lewis U. Davis, Jr. of the firm of Buchanan, Ingersoll & Rooney, counsel to Consol Energy Inc. ("Consol" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) pursuant to the Securities Exchange Act of 1934.*

I have reviewed the Proposal as well as Rule 14a-8 and the January 6 Letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the intense public and governmental concerns about global warming caused by carbon dioxide and other greenhouse gases, the Proposal, which seeks a report on steps to reduce social and environmental harm from carbon dioxide emissions, fits squarely within the guidance of *Staff Legal Bulletin 14C* (June 28, 2005) ("SLB 14C") as to proposals on the environment or public health that relate to significant social policy issues, and so transcend "ordinary business." Accordingly, the Funds respectfully request that the Staff of the Division of Corporation Finance (the "Division") deny the relief that Consol seeks.

---

* This response is also furnished on behalf of co-filer, the New York State Common Retirement Fund, acting through the New York State Comptroller, as to whose proposal the Company sent a no-action request to the Commission on December 30, 2008.

I. THE PROPOSAL

The Proposal consists of whereas clauses followed by a resolution. Among other things, the whereas clauses note the unequivocal evidence as to the extremely serious social and environmental consequences of greenhouse gas emissions, and the need for steps to address those consequences.

The Resolved clause then states:

> RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(7).

In the January 6 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. <u>The Proposal Relates Solely to Harm to the Environment and Society, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).</u>

The Resolved clause of the Funds' Proposal, on its face, fits directly within the class of proposals about the environment and public health which the Division advised in SLB 14C could not be excluded under Rule 14a-8(i)(7). Indeed, the Funds' Proposal to Consol was carefully revised in the past several months to ensure that, in contrast to a prior proposal by the Funds on climate change, the current Proposal would fully comply with the guidance set forth in SLB 14C.

Specifically, the Funds' prior proposal, which went to Arch Coal, Inc. and other companies, had sought a report on each company's steps to "to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal." The Staff issued a no-action letter to Arch Coal on January 17, 2008, stating that "There appears to be some basis for your view that Arch may exclude the proposal under rule 14a-8(i)(7), as relating to Arch's ordinary business operations (i.e., evaluation of risk)." The Funds' request for reconsideration was denied on March 7, 2008. After considering the Staff's advice in the *Arch Coal* matter in light of SLB 14C, the Funds modified their Proposal so that it did not seek a report on steps to reduce carbon dioxide emissions, but rather sought only a report on steps "to significantly reduce the social and environmental harm associated with" such emissions. The Resolved clause also deleted the prior reference to "competitive" pressures to reduce emissions. As the changed Proposal now fully comports with the guidance of SLB 14C as to proposals, there is no basis for the issuance of a no-action letter under Rule 14a-8(i)(7); and the 2008 *Arch Coal* letter, and a similar one in *ONEOK, Inc.* (Feb. 7, 2008), *reconsideration denied*, March 7, 2008, upon which Consol seeks to rely, are inapposite.

That outcome is squarely supported by the Division's prior guidance. The Division has consistently made clear that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. Thus, the July 12, 2002 *Staff Legal Bulletin 14A* ("SLB 14A"), which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

(quoting "Amendments to Rules on Shareholder Proposals," *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release")).

SLB 14A then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters 'but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'

More recently, *SLB 14C* made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on <u>the company minimizing or eliminating operations that may adversely affect the environment or the public's health</u>, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

(emphasis added).

Indeed, the examples cited in SLB 14C show how the Funds' current Proposal does not relate to ordinary business, and so cannot be excluded under Rule 14a-8(i)(7). In SLB 14C, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under Rule 14a-8(i) (7). The Proposal is closely analogous to the *Exxon Mobil Corp.* (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may not exclude as relating to ordinary business. In *Exxon*, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ." As was the case with the *Exxon* proposal, the Funds' Proposal here is focused on a threat to the environment and therefore, consistent with SLB 14C, it may not be excluded. In contrast, the Staff in SLB 14C referred to the *Xcel Energy Inc.* (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In *Xcel*, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the *Xcel* proposal, since the Proposal does not request a report on economic risks or benefits, but rather on steps to reduce environmental and social harms.

Further, SLB 14C does not require the exclusion of a proposal merely because it makes some references to financial or reputational effects on the company. In *Exxon*, no-action relief was denied, notwithstanding that one whereas clause stated that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and another whereas clause expressed concern about the possible advantageous position of the company's major competitors. Nonetheless, Consol seeks to attach much weight to the fact that the whereas clauses mention corporate "valuation" and "productivity/margins" (January 6 Letter at p. 4). But, as in *Exxon*, those recitals are of little import, given the sole focus of the requested report on reducing environmental and social harms. Nor does the fact that Consol already reports on environmental and health issues (January 6 Letter at pp. 4-5) render the Proposal one of "ordinary business," for otherwise, contrary to SLB 14C, all proposals on steps to protect the environment and health could be omitted on the basis that companies already report on those issues.

The denial of no-action relief here is also well-supported by other Staff advice, since its January 17, 2008 letter in *Arch Coal*, rejecting companies' efforts to omit proposals seeking reports on means to reduce greenhouse gases and/or their environmental impact. *See Meredith Corp.* (August 21, 2008) (report assessing options for using types of fiber that would reduce the company's impact on greenhouse gas emissions); *Centex Corp.* (March 18, 2008) (establish and report on quantitative goals, based on available technologies, for reducing total greenhouse gas emissions); *Exxon Mobil Corp.* (March 14, 2008) (report on likely consequences of global climate change for emerging countries and poor communities and comparison with scenarios in which Exxon Mobil takes the lead in developing sustainable energy technologies); *Ultra Petroleum Corp.* (March 6, 2008) (report on the company's plans to address climate change); *ONEOK, Inc.* (Feb. 25, 2008) (report on adopting quantitative goals, based on current and emerging technologies, for reducing the company's greenhouse gas emissions).

The change in the Funds' Proposal also makes more apposite a Staff letter issued before *Arch Coal, General Electric Co.* (January 31, 2007), where the Staff declined to issue no-action advice. Although the proposal requested a global warming report that included estimates of costs and benefits to GE of its climate policy, it also requested that the report discuss the specific scientific data and studies relied on to formulate GE's climate policy, the extent to which GE believed human activity would significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change was practical. Although part of the proposal related to an evaluation of risks and liabilities, the primary focus of the proposal in its entirety was concern about the environment. Here, the Funds' Proposal is even more tightly focused on reducing damage to the environment and society.

In contrast, none of the no-action letters cited by Consol at pp. 5-7 of its January 6 Letter involved a proposal that expressly sought a report that was limited to steps to reduce environmental or health damage from climate change or from other causes. *Centex Corporation* (May 14, 2007); *ACE Limited* (March 19, 2007); *Standard Pacific Corp.* (Jan. 29, 2007); *Ryland Group, Inc.* (Feb. 13, 2006); *Newmont Mining Corp.* (Feb. 5, 2005); *Cinergy Corp.* (Feb. 5, 2003); *Willamette Industries, Inc.* (Mar. 20, 2001); *Hewlett-Packard Company* (Dec. 12, 2006); *Wells Fargo & Company* (Feb. 16, 2006); *Wachovia Corporation* (Feb. 10, 2006); *Ford Motor Company* (Mar. 2, 2004); *American International Group, Inc.* (Feb. 11, 2004); and *Chubb Corporation* (Jan. 25, 2004). Thus, none of those distinguishable proposals fully met the standards of SLB 14C – unlike the Funds' Proposal, which explicitly meets the standards of SLB 14C, having been redrafted with that express end in mind.

The Funds' Proposal, which seeks only a report on reducing environmental and social harm, and which, therefore, in the words of *Staff Legal Bulletin 14C*, "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," should not be excluded under Rule 14a-8(i)(7).

<u>B. The intense public interest in carbon dioxide emissions and the harms they cause confirms that the Funds' Proposal transcends "ordinary business."</u>

The news and events of recent months continue to make clear that reduction of the environmental damage from carbon dioxide emissions is the very sort of significant social policy issue that the Commission and the Staff have long recognized as falling outside of "ordinary business." Just two weeks ago, President Obama pledged in his Inaugural Address that under his Administration, the Nation would "roll back the specter of a warming planet." The following week, on January 26, 2009, President Obama, in directing higher fuel efficiency standards for carmakers and other environmental and energy steps, stated that the security dangers from fossil fuel imports ". . . are compounded by the long-term threat of climate change, which if left unchecked could result in violent conflict, terrible storms, shrinking coastlines and irreversible catastrophe. . . ." The President concluded:

> America will not be held hostage to dwindling resources, hostile regimes, and a warming planet. We will not be put off from action because action is hard. Now is the time to make the tough choices. Now is the time to meet the challenge at this crossroad of history by choosing a future that is safer for our country, prosperous for our planet, and sustainable.

See http://www.whitehouse.gov/blog_post/Fromperiltoprogress/.

Before that, President Bush had also emphasized the threat from climate change:

> Energy security and climate change are two of the important challenges of our time. The United States takes these challenges seriously, and we are effectively confronting climate change through regulations, public-private partnerships, incentives, and strong investment in new technologies. Our guiding principle is clear: we must lead the world to produce fewer greenhouse gas emissions, and we must do it in a way that does not undermine economic growth or prevent nations from delivering greater prosperity for their people.

"Statement by the President on Energy Security and Climate Change," (November 28, 2007), at www.whitehouse.gov/news/releases/2007/11/20071128-7.html.

Consol's shareholders should be given the opportunity to consider and vote on a Proposal which focuses directly on the earth-changing environmental harms that are at the heart of a public debate, and that two Presidents pledged to address. That is particularly so because Consol itself continues to figure prominently in the debate over the harm from carbon dioxide emissions. For example, on July 29, 2008, the *Charleston* [W. Va.] *Gazette,* in a story titled "Plant to produce coal-gas; Questions remain about controlling Consol plant's greenhouse emissions," noted that:

> Gov. Joe Manchin on Monday praised Consol Energy's plans to build what he called "the nation's first modern coal-to-liquids plant" near one of its Northern Panhandle mines.
> But plans for controlling the plant's greenhouse emissions are still being studied, officials said.
> And many energy experts believe liquid coal, even with carbon dioxide capture and storage, will add to the global warming problem.
> "Even under the best conditions - let's say they could capture all of their carbon emissions - it would still exceed the emissions of today's gasoline," said Patricia Monahan, deputy director for clean vehicles at the Union of Concerned Scientists.

Consol's CEO had added his voice to the debate two months earlier, by opining in a commencement address that for decades to come, there would be no significant alternative to the continued and expanded use of fossil fuels, with all their potential for adding to carbon dioxide emissions, and that there was no answer other than developing some way to "capture the CO2 before it is released into the atmosphere":

> There are those, including many in ecclesiastic circles, who say that we use too much energy. That our stewardship requires that we use less. Or even that the world should stop using fossil fuels because of their impact on climate.
>
> * * *
>
> Like it or not, more than 80% of the world's energy comes from the fossil fuels, oil, gas and coal. We depend on a carbon-based system of energy that has been built over nearly two centuries. Like a large ship at sea, the world will not be able to turn its energy ship very quickly. For the foreseeable future, the world is tied to fossil fuel consumption.
>
> That said, we should and will develop a diverse portfolio of energy sources, including alternative renewable energy. The problem is that these sources of energy start from such a low base of contribution that even Herculean efforts to increase production still leave them, in 20 years, with about the same share of the market as they have today because their rate of growth only keeps pace with the overall growth in demand for energy.
>
> * * *
>
> The inconvenient truth about the world's energy system is that fossil fuels, including coal, will be what run it, both here in the United States and around the world, for decades to come. You and I must find the ways to use them with a smaller carbon footprint.
>
> The solution will come, as it has for many problems we have faced, with the development and the deployment of new technologies -- technologies that will capture the CO2 before it is released into the atmosphere.

Commencement Address, Duquesne School of Business Administration, May 3, 2008, at www.consolenergy.com/Newsroom/Speech1.aspx.

Regardless of how this ongoing debate may be resolved, the continuing public focus on this issue confirms that the Funds' Proposal, in the words of the 1998 Release, relates to "sufficiently significant social policy issues" that "transcend the day-to-day business matters" of the Company.

For all of the foregoing reasons, the Proposal does not relate to "ordinary business," and so cannot be excluded under Rule 14a-8(i)(7).

III. CONCLUSION

The Funds' Proposal properly requests that Consol report to shareholders about the Company's actions aimed at "minimizing or eliminating operations that may adversely affect the environment or the public's health" (SLB 14C, *supra*), specifically, the reduction of environmental and social harm associated with carbon dioxide emissions from the Company's operations. The Proposal pertains to a matter of significant and widespread public concern, and does not seek a report on financial, economic or regulatory impacts to the Company, and so does not relate to "ordinary business." Accordingly, under the standards set forth in Rule 14a-8, and the guidance of the 1998 Release and *Staff Legal Bulletins 14A* and *14C*, the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,

Richard S. Simon

Cc: Lewis U. Davis, Esq.
Buchanan, Ingersoll & Rooney PC
One Oxford Center
301 Grant St., 20th Floor
Pittsburgh, PA 15219-1410

Maureen A Madden, Esq.
Office of the State Comptroller
Legal Services
110 State St., 14th Floor
Albany NY 12207-2004

Buchanan Ingersoll & Rooney PC
Attorneys & Government Relations Professionals

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

Lewis U. Davis, Jr.
412 562 8953
lewis.davis@bipc.com

January 6, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: CONSOL Energy Inc.: Omission of New York City Comptroller's Climate Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client CONSOL Energy Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the climate Shareholder Proposal (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of three pension funds (collectively, the "funds") for which the New York City Comptroller serves as trustee or custodian or both[1] (collectively, the "Proponent") from the Company's 2009 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for April 28, 2009. We hereby request on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(7) as set forth below, the Company excludes the Proposal from its proxy materials. The Staff recently granted relief on this basis to a competitor of the Company, Arch Coal, Inc., which received a proposal and supporting statements striking similar to the Proposal and its supporting statements. See Arch Coal, Inc. (January 17, 2008). A copy of the Proposal is attached as Exhibit A hereto. We previously filed on December 30, 2008 a no-action request on an identical climate proposal submitted by the New York State Comptroller, a copy of which is attached as Exhibit B hereto. We have set forth the same reasons for omission in this letter as we set forth in the December 30, 2008 no-action request. We understand from the staff of the New York City Comptroller that the Proponent intends to be the primary moving party co-proponent of the

[1] The funds on whose behalf the proposal was submitted are the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension.

climate Proposal. The definitive copies of the 2009 proxy statement and form of proxy were scheduled to be filed pursuant to Rule 14a-6 on or about March 24, 2009. CONSOL Energy has informed me that it will delay filing definitive copies of the 2009 proxy statement and form of proxy to March 27, 2009 in order to allow for the eighty calendar days provided in Rule 14a-8(j) unless either the Staff issues a favorable ruling on this request prior thereto or absent such a ruling CONSOL Energy agrees with the Proponent on the wording which CONSOL Energy will place into the 2009 proxy statement regarding the Proposal.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from its 2009 proxy statement.

Background

The Proposal requests a report reviewed by a board committee of independent directors "on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products." In addition, the Proposal includes supporting statements suggesting that "efforts to reduce climate change can profoundly affect the valuation of many companies" and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

Discussion of Reasons for Omission

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

A. The Proposal Involves Ordinary Business Matters Because it Relates to the Assessment of Risk.

The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is seeking nothing less than an assessment of the risks and liabilities associated with the operation of the Company's coal mining business. The Company's 2007 Form 10-K reports that it is one of the largest coal producers in the United States based upon total revenue, net income and operating cash flow as well as the largest producer east of the Mississippi River with sixteen active mining complexes in Northern and Central Appalachia and one mining complex in Utah. The Company through a subsidiary also produces and sells natural gas, predominately from coalbed methane from coal mines. Due to the nature of the Company's business, a report on its response to the rising regulatory and public pressures to significantly reduce carbon dioxide emissions would be a monumental task because the Proposal likely contemplates a report more detailed than the information already compiled and made publicly available by the Company. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company. Such an undertaking would necessarily encompass the Company's financial budgets, capital expenditure plans, coal pricing philosophy, coal production plans and short- and long-term business strategies. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

In essence, the Proposal focuses on matters that involve the Company's fundamental day-to-day business activities and would require the Company to provide a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. The Proposal (as is clearly evident in its supporting statement) is in essence calling on the Company to undertake an internal assessment of the risks and benefits of its current approach to carbon dioxide emission regulations by creating a risk report and distributing it to shareholders. Any assessment or evaluation of the pressures that the Company may experience as a result of carbon dioxide emission regulations would require the identical action by management as an assessment of the risks and liabilities associated with such regulations. Finally, the Proposal does not request that the Company change its policies or minimize or eliminate operations that may adversely affect the environment or public health. Thus, the Company believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

B. The Proposal Falls Within the Staff's Guidance Issued in Staff Legal Bulletin No. 14C as a Proposal Which may be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

In 2005, the Staff issued Staff Legal Bulletin No. 14C ("SLB 14C") to allow companies to better assess whether shareholder proposals related to environmental and public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7).

The Company believes that the Proposal clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). It is well established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails the Company's assessment of its response to pressures to address carbon dioxide emission regulations, and the Proposal and the supporting statement suggest that the reason to do so is for competitive purposes. For example, the supporting statement suggests that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as the Company, and company "productivity/margins are likely to be structurally impaired by new regulatory mandates". These and other implications throughout the Proposal clearly indicate a focus on the Company's internal risks and not on any overall social policy issue. Further, the Company clearly views the consideration and response to regulatory and public pressure to reduce the harm associated with carbon dioxide emissions as an important ordinary business consideration as demonstrated by the Company's disclosure in its most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007, in "Item 1. Business" (see the fourth paragraph on page 29) and "Item 1A. Risk Factors" (see the fourth risk factor on page 37 - "Proposals to regulate greenhouse gas emissions could impact the market for our fossil fuels, increase our costs, and reduce the value of our coal and gas assets") sections of such Form 10-K. In these sections, the Company provides disclosure regarding the current and proposed regulations relating to climate change and carbon dioxide emissions, specifically, and the risks to its business relating to these regulatory developments, and cites a number of the sources identified in the Proposal's supporting statements, including the Regional Greenhouse Gas Initiative and other state initiatives. The Company clearly views monitoring these regulatory developments as part of its ordinary business operations. As such, these are matters for the business judgment of management.

In Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks the Company to address risks it may encounter as a result of regulatory and public opinion developments. The Proposal suggests that if the Company ignores these issues then it may be impaired financially. The Proposal submitted to the Company requests the same type of risk versus benefit report requested by the proposal in Xcel. See Centex Corporation (May 14, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess how the [c]ompany is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); ACE Limited (March 19, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for a report describing the company's strategy with respect to climate change); Standard Pacific Corp. (Jan. 29, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for a report to "assess [the company's] response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Ryland Group, Inc. (Feb. 13, 2006) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Newmont Mining Corp. (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations," with a particular reference to potential environmental and public health risks incurred by the company"); and Cinergy Corp. (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the [c]ompany's past, present and future emissions" of certain substances).

Similarly, in Willamette Industries, Inc. (Mar. 20, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations which is the Company's position. In Williamette, the company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references regulations aimed at reducing carbon dioxide emissions, including references to the Western Climate Initiative, the Regional Greenhouse Gas Initiative and the various regulatory proposals aimed at regulating and reducing greenhouse gases currently pending before Congress. Like the proposal in Willamette, the Proposal relates to the Company's ordinary business operations, or the Company's assessment of regulatory risk, which is inappropriate for consideration by shareholders as a group.

The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, e.g., Oneok (February 7, 2008); Arch Coal, Inc. (January 17, 2008); Hewlett-Packard Company (Dec. 12, 2006); Wells Fargo & Company (Feb. 16, 2006); Wachovia Corporation (Feb. 10, 2006); Ford Motor Company (Mar. 2, 2004); American International Group, Inc. (Feb. 11, 2004); and Chubb Corporation (Jan. 25, 2004).

The Company suggests, in particular, that the striking similarity with the proposal made to the Company's competitor, Arch Coal, regarding its coal mining business and this Proposal should lead to a similar outcome: the Staff's concurrence that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. The request in Arch Coal was that Arch Coal prepare a report reviewed by a board committee of independent directors "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal." Most of the supporting statements in Arch Coal, including "company productivity/margins are likely to be structurally impaired by new regulatory mandates," are identical to those in the Proposal. As noted earlier, the Company is the largest producer of coal east of the Mississippi River and its primary product is coal which accounted for over 80% of its total consolidated sales.[2] Its other principal product is coal-bed natural gas captured at coal mines and in connection with coal mining.[3] In our view the Proposal, suffers the same deficiencies outlined in Arch Coal: the monumental and onerous task of analyzing the day to day management decisions, coal pricing strategies, coal production plans

[2] The Company's 2007 Form 10-K reported total coal segment sales and freight of approximately $2.9 billion out of total consolidated sales and freight of $3.6 billion. See 2007 Form 10-K, page 154 (note 27 to the Company's audited consolidated financial statements).
[3] The Company's reported total sales and freight for gas of approximately $470 million. *Id.*

and providing a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. As Arch Coal correctly noted, this calls upon management to conduct an internal assessment of risk to the Company and may therefore be excluded under Rule 14a-8(i)(7). Thus, in Arch Coal, the Staff concluded that the company could exclude the proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk).

While the Proposal does not use the words "competitive" which was in the Arch Coal proposal, and includes a new phrase ("social and environmental harm associated with" which precedes the phrase "carbon dioxide emissions") does not remove it from the scope of Rule 14a-8(i)(7) - the Proponent's primary focus is on the impact to the Company of the possible risks associated with regulation and public pressure over carbon dioxide emissions. This is evidenced, not only by the terms of the Proposal itself, but by the references in the supporting statement to the likely economic implications of climate change on companies. The Proposal adds a statement which was not contained in Arch Coal that "[e]fforts to reduce climate change can profoundly affect the valuation of many companies." In addition, the Proposal contains the same statement which was made in Arch Coal that "company productivity/margins are likely to be structurally impaired by new regulatory mandates, to reduce greenhouse gas emissions." These statements clearly indicate that the Proposal is focused on the risks to, and liability of, the Company, rather than social policy. The Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. See, e.g., Xcel (where the proponents included references to "global climate change" and "pollution-related ailments" and failed to succeed in altering the ordinary business nature of the proposal - establishment of risk management policies regarding carbon dioxide and other emissions); Wal-Mart Stores (March. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable since it requested that the report also address ordinary business matters); and General Electric Co. (Feb. 10, 2000) (proposal excludable under Rule 14a-8(i)(7) where a portion of it related to ordinary business matters). In Wachovia Corporation (January 28, 2005), the Staff found that Wachovia could "exclude [a] proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk)." The proposal in Wachovia requested that "the Board of Directors report to shareholders by October 2006 on the effect on [the] company's business strategy of the challenges created by global climate change." As noted by Wachovia in its no-action request, the same proponent had submitted an identical proposal the prior year, except that the word "challenges" had been "risks," which had been excluded on similar grounds. Wachovia noted that the change of word from "risk" to "challenge," in an apparent attempt to avoid the proposal being excluded as relating to evaluation of risk, did not change the substance of the proposal (i.e., relating to Wachovia's ordinary business operations). We believe this reasoning is equally applicable to the Proposal. Thus, as was the case in Arch Coal, the Proposal fundamentally focuses on the risks and liabilities the Company faces as a result of its response to regulatory and public pressure to address carbon dioxide emissions. These are matters for the business judgment of management, and are not appropriate for oversight by shareholders.

In short, the Proposal focuses on its fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory and public policy risks. Moreover, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal and supporting statement mention carbon dioxide emissions and climate change do not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities the Company faces as a result of its response to regulatory and public pressure to address carbon dioxide emissions. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, the Company should be able to omit the Proposal from its proxy solicitation materials for its 2009 annual meeting of stockholders under Rule 14a-8(i)(7) because the Proposal deals with the ordinary business operations of the Company.

Staff's Use Of Facsimile Numbers For Response

Pursuant to SLB 14C, in order to facilitate transmission of the Staffs response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (412) 562-1041 (Attention: Lewis U. Davis, Jr.), and the Proponents' facsimile number is (212) 669-2707 (New York City Office of the Comptroller) and its email is MBudha@Comptroller.nyc.gov. [as set forth in the December 30, 2008 request, the facsimile number for the New York State co-proponent is 518-473-1900 (New York State Office of the Comptroller) and its e-mail address is JStouffer@OSC.STATE.NY.US]. I request that the Staff fax (or email) a copy of its determination.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2009 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (412) 562-8953.

Very truly yours,

Lewis U. Davis, Jr.

cc: P. Jerome Richey, Esq.
General Counsel, CONSOL Energy Inc.
Stephanie Gill, Esq.
Senior Counsel, CONSOL Energy Inc.

William C. Thompson, Jr.
Comptroller, City of New York
Millicent Budhai
Director of Corporate Governance

Thomas P. DiNapoli
Comptroller, State of New York

Exhibit A
Stockholder Proposal

FAX

FROM THE

New York City Office of the Comptroller

Date 1/6/08
Pages (cover +) 8

To Stephanie Gill
Fax 724-485-4837

From Patrick Doherty
Phone 212-669-2657

SPECIAL INSTRUCTIONS

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 12, 2008

Mr. P. Jerome Richey
General Counsel and
Secretary
CONSOL Energy, Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317

Dear Mr. Richey:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of CONSOL Energy, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
CONSOL : Energy climate – 2009

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

In 2004, combustion of coal was responsible for approximately 35% of all greenhouse gas emissions generated by fossil fuels in the U.S.

Nineteen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving ten northeastern and mid-atlantic states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019. As of September 2008, the U.S. Senate was considering at least nine proposals for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In October 2008, McKinsey & Company reported that, "Efforts to reduce climate change can profoundly affect the valuation of many companies, but executives so far seem largely unaware."

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also continue to burn coal in its current form."

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean Coal technologies such as IGCC with carbon capture and Coal-to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce greenhouse gas emissions.

RESOLVED: The proposal requests a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

Con Sol

BNY MELLON
ASSET SERVICING

US Securities Services

Novemeber 12, 2008

To Whom It May Concern

Re: Consol Energy Inc. **CUSIP#: 20854P109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 168,990 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: Consol Energy Inc. **CUSIP#: 20854P109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 76,460 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 12, 2008

To Whom It May Concern

Re: Consol Energy Inc. **CUSIP#: 20854P109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 22,900 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

Fax Call Report

HP Color LaserJet **CM6040 MFP Series**
Page 1

Fax Header Information

CONSOL Energy Inc.
7244854837
2009-Jan-06 01:09 PM

Job	Date/Time	Type	Identification	Duration	Pgs	Result
142	2009-Jan-06 01:06 PM	Receive	212 669 4072	1:59	8	Success

01/06/2009 12:41 212-669-4072 COMPTROLLER PAGE 01/08

FAX

FROM THE

New York City
Office of the Comptroller

Date 1/6/08
Pages (cover +) 8

To Stephanie Gill
Fax 724-485-4837

From Patrick Doherty
Phone 212-669-2657

SPECIAL INSTRUCTIONS:

Exhibit B
December 30, 2008 No-action Request

Buchanan Ingersoll & Rooney PC
Attorneys & Government Relations Professionals

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

Lewis U. Davis, Jr.
412 562 8953
lewis.davis@bipc.com

December 30, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: CONSOL Energy Inc.: Omission of New York State Comptroller's Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client CONSOL Energy Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by the Office of the State Comptroller of New York State on behalf of the New York State Common Retirement Fund (the "fund") for which the New York State Comptroller serves as sole trustee (the "Proponent") from the Company's 2009 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for April 28, 2009. The definitive copies of the 2009 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 24, 2009. We hereby request on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(7) as set forth below, the Company excludes the Proposal from its proxy materials. The Staff recently granted relief on this basis to a competitor of the Company, Arch Coal, Inc., which received a proposal and supporting statements striking similar to the Proposal and its supporting statements. See Arch Coal, Inc. (January 17, 2008). A copy of the Proposal is attached as Exhibit A hereto.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from its 2009 proxy statement.

Background

The Proposal requests a report reviewed by a board committee of independent directors "on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products." In addition, the Proposal includes supporting statements suggesting that "efforts to reduce climate change can profoundly affect the valuation of many companies" and that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

Discussion of Reasons for Omission

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

A. The Proposal Involves Ordinary Business Matters Because it Relates to the Assessment of Risk.

The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is seeking nothing less than an assessment of the risks and liabilities associated with the operation of the

Company's coal mining business. The Company's 2007 Form 10-K reports that it is one of the largest coal producers in the United States based upon total revenue, net income and operating cash flow as well as the largest producer east of the Mississippi River with sixteen active mining complexes in Northern and Central Appalachia and one mining complex in Utah. The Company through a subsidiary also produces and sells natural gas, predominately from coalbed methane from coal mines. Due to the nature of the Company's business, a report on its response to the rising regulatory and public pressures to significantly reduce carbon dioxide emissions would be a monumental task because the Proposal likely contemplates a report more detailed than the information already compiled and made publicly available by the Company. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company. Such an undertaking would necessarily encompass the Company's financial budgets, capital expenditure plans, coal pricing philosophy, coal production plans and short- and long-term business strategies. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

In essence, the Proposal focuses on matters that involve the Company's fundamental day-to-day business activities and would require the Company to provide a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. The Proposal (as is clearly evident in its supporting statement) is in essence calling on the Company to undertake an internal assessment of the risks and benefits of its current approach to carbon dioxide emission regulations by creating a risk report and distributing it to shareholders. Any assessment or evaluation of the pressures that the Company may experience as a result of carbon dioxide emission regulations would require the identical action by management as an assessment of the risks and liabilities associated with such regulations. Finally, the Proposal does not request that the Company change its policies or minimize or eliminate operations that may adversely affect the environment or public health. Thus, the Company believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

B. The Proposal Falls Within the Staff's Guidance Issued in Staff Legal Bulletin No. 14C as a Proposal Which may be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

In 2005, the Staff issued Staff Legal Bulletin No. 14C ("SLB 14C") to allow companies to better assess whether shareholder proposals related to environmental and public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7).

The Company believes that the Proposal clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). It is well established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails the Company's assessment of its response to pressures to address carbon dioxide emission regulations, and the Proposal and the supporting statement suggest that the reason to do so is for competitive purposes. For example, the supporting statement suggests that "efforts to reduce climate change can profoundly affect the valuation of many companies," such as the Company, and company "productivity/margins are likely to be structurally impaired by new regulatory mandates". These and other implications throughout the Proposal clearly indicate a focus on the Company's internal risks and not on any overall social policy issue. Further, the Company clearly views the consideration and response to regulatory and public pressure to reduce the harm associated with carbon dioxide emissions as an important ordinary business consideration as demonstrated by the Company's disclosure in its most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2007, in "Item 1. Business" (see the fourth paragraph on page 29) and "Item 1A. Risk Factors" (see the fourth risk factor on page 37 - "Proposals to regulate greenhouse gas emissions could impact the market for our fossil fuels, increase our costs, and reduce the value of our coal and gas assets") sections of such Form 10-K. In these sections, the Company provides disclosure regarding the current and proposed regulations relating to climate change and carbon dioxide emissions, specifically, and the risks to its business relating to these regulatory developments, and cites a number of the sources identified in the Proposal's supporting statements, including the Regional Greenhouse Gas Initiative and other state initiatives. The Company clearly views monitoring these regulatory developments as part of its ordinary business operations. As such, these are matters for the business judgment of management.

In Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks the Company to address risks it may encounter as a result of regulatory and public opinion developments. The Proposal suggests that if the Company ignores these issues then it may be impaired financially. The Proposal submitted to the Company requests the same type of risk versus benefit report requested by the proposal in Xcel. See Centex Corporation (May 14, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess how the [c]ompany is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); ACE Limited (March 19, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for a report describing the company's strategy with respect to climate change); Standard Pacific Corp. (Jan. 29, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for a report to "assess [the company's] response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Ryland Group, Inc. (Feb. 13, 2006) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Newmont Mining Corp. (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations," with a particular reference to potential environmental and public health risks incurred by the company"); and Cinergy Corp. (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the [c]ompany's past, present and future emissions" of certain substances).

Similarly, in Willamette Industries, Inc. (Mar. 20, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations which is the Company's position. In Williamette, the company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references regulations aimed at reducing carbon dioxide emissions, including references to the Western Climate Initiative, the Regional Greenhouse Gas Initiative and the various regulatory proposals aimed at regulating and reducing greenhouse gases currently pending before Congress. Like the proposal in Willamette, the Proposal relates to the

Company's ordinary business operations, or the Company's assessment of regulatory risk, which is inappropriate for consideration by shareholders as a group.

The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, e.g., Oneok (February 7, 2008); Arch Coal, Inc. (January 17, 2008); Hewlett-Packard Company (Dec. 12, 2006); Wells Fargo & Company (Feb. 16, 2006); Wachovia Corporation (Feb. 10, 2006); Ford Motor Company (Mar. 2, 2004); American International Group, Inc. (Feb. 11, 2004); and Chubb Corporation (Jan. 25, 2004).

The Company suggests, in particular, that the striking similarity with the proposal made to the Company's competitor, Arch Coal, regarding its coal mining business and this Proposal should lead to a similar outcome: the Staff's concurrence that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. The request in Arch Coal was that Arch Coal prepare a report reviewed by a board committee of independent directors "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal." Most of the supporting statements in Arch Coal, including "company productivity/margins are likely to be structurally impaired by new regulatory mandates," are identical to those in the Proposal. As noted earlier, the Company is the largest producer of coal east of the Mississippi River and its primary product is coal which accounted for over 80% of its total consolidated sales.[1] Its other principal product is coal-bed natural gas captured at coal mines and in connection with coal mining.[2] In our view the Proposal, suffers the same deficiencies outlined in Arch Coal: the monumental and onerous task of analyzing the day to day management decisions, coal pricing strategies, coal production plans and providing a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. As Arch Coal correctly noted, this calls upon management to conduct an internal assessment of risk to the Company and may therefore be excluded under Rule 14a-8(i)(7). Thus, in Arch Coal, the Staff concluded that the company could exclude the proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk).

While the Proposal does not use the words "competitive" which was in the Arch Coal proposal, and includes a new phrase ("social and environmental harm associated with" which precedes the phrase "carbon dioxide emissions") does not remove it from the scope of Rule 14a-8(i)(7) - the Proponent's primary focus is on the impact to the Company of the possible risks associated with regulation and public pressure over carbon dioxide emissions. This is evidenced, not only by the terms of the Proposal itself, but by the references in the supporting

[1] The Company's 2007 Form 10-K reported total coal segment sales and freight of approximately $2.9 billion out of total consolidated sales and freight of $3.6 billion. See 2007 Form 10-K, page 154 (note 27 to the Company's audited consolidated financial statements).

[2] The Company's reported total sales and freight for gas of approximately $470 million. *Id.*

statement to the likely economic implications of climate change on companies. The Proposal adds a statement which was not contained in Arch Coal that "[e]fforts to reduce climate change can profoundly affect the valuation of many companies." In addition, the Proposal contains the same statement which was made in Arch Coal that "company productivity/margins are likely to be structurally impaired by new regulatory mandates, to reduce greenhouse gas emissions." These statements clearly indicate that the Proposal is focused on the risks to, and liability of, the Company, rather than social policy. The Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. See, e.g., Xcel (where the proponents included references to "global climate change" and "pollution-related ailments" and failed to succeed in altering the ordinary business nature of the proposal - establishment of risk management policies regarding carbon dioxide and other emissions); Wal-Mart Stores (March. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable since it requested that the report also address ordinary business matters); and General Electric Co. (Feb. 10, 2000) (proposal excludable under Rule 14a-8(i)(7) where a portion of it related to ordinary business matters). In Wachovia Corporation (January 28, 2005), the Staff found that Wachovia could "exclude [a] proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk)." The proposal in Wachovia requested that "the Board of Directors report to shareholders by October 2006 on the effect on [the] company's business strategy of the challenges created by global climate change." As noted by Wachovia in its no-action request, the same proponent had submitted an identical proposal the prior year, except that the word "challenges" had been "risks," which had been excluded on similar grounds. Wachovia noted that the change of word from "risk" to "challenge," in an apparent attempt to avoid the proposal being excluded as relating to evaluation of risk, did not change the substance of the proposal (i.e., relating to Wachovia's ordinary business operations). We believe this reasoning is equally applicable to the Proposal. Thus, as was the case in Arch Coal, the Proposal fundamentally focuses on the risks and liabilities the Company faces as a result of its response to regulatory and public pressure to address carbon dioxide emissions. These are matters for the business judgment of management, and are not appropriate for oversight by shareholders.

In short, the Proposal focuses on its fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory and public policy risks. Moreover, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal and supporting statement mention carbon dioxide emissions and climate change do not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities the Company faces as a result of its response to regulatory and public pressure to address carbon dioxide emissions. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, the Company should be able to omit the Proposal from its proxy solicitation materials for its 2009 annual meeting of stockholders under Rule 14a-8(i)(7) because the Proposal deals with the ordinary business operations of the Company.

Staff's Use Of Facsimile Numbers For Response

Pursuant to SLB 14C, in order to facilitate transmission of the Staffs response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (412) 562-1041 (Attention: Lewis U. Davis, Jr.), and the Proponents' facsimile number is 518-473-1900 (New York State Office of the Comptroller) and its e-mail address is JStouffer@OSC.STATE.NY.US. I request that the Staff fax (or email) a copy of its determination.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2009 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (412) 562-8953.

Very truly yours,

Lewis U. Davis, Jr.

Lewis U. Davis, Jr.

cc: P. Jerome Richey, Esq.
General Counsel, CONSOL Energy Inc.
Stephanie Gill, Esq.
Senior Counsel, CONSOL Energy Inc.

Thomas P. DiNapoli
Comptroller, State of New York

Exhibit A
Stockholder Proposal

THOMAS P. DiNAPOLI
STATE COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 25, 2008

P. Jerome Richey, General Counsel and Corporate Secretary
CONSOL Energy, Inc.
1800 Washington Road
Pittsburgh PA 15241-1405

Dear Mr. Richey:

As Comptroller of the State of New York, I am the sole Trustee of the New York State Common Retirement Fund ("Fund") and the administrative head of the New York State and Local Retirement System. The Fund currently owns 626,090 shares of Consol Energy Inc.'s common stock valued at approximately $16 million.

I understand that a resolution has been submitted by the New York City Pension Funds for consideration at the company's 2009 annual meeting, requesting that the Board of Directors prepare a report, at a reasonable cost and omitting proprietary information, on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's products and operations. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

Regulations designed to abate emissions of pollution that leads to climate change are likely to have a significant impact on energy companies. Nineteen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving ten northeastern and mid-atlantic states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019.

At the company's 2008 annual meeting, an identical shareholder resolution, filed by New York City and co-filed by my Office, received a vote in favor by 39.6 percent of the shareholders voting. I believe this positive vote demonstrates strong concern on the part of shareholders generally about the future of Consol.

I am concerned that the Fund's investments may become subject to undue risk when the energy market and, consequently, the company feel the brunt of the above referenced legal and regulatory efforts. By preparing a report as requested by the resolution submitted, I believe that the company will sharpen its focus on plans to mitigate the financial impact.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward you evidence of the Fund's beneficial ownership.

If you have any questions, please contact John Stouffer in my Office at (518)473-8533. Thank you for your consideration.

Sincerely,

Thomas P. DiNapoli
State Comptroller

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

In 2004, combustion of coal was responsible for approximately 35% of all greenhouse gas emissions generated by fossil fuels in the U.S.

Nineteen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving ten northeastern and mid-atlantic states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019. As of September 2008, the U.S. Senate was considering at least nine proposals for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In October 2008, McKinsey & Company reported that, "Efforts to reduce climate change can profoundly affect the valuation of many companies, but executives so far seem largely unaware."

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also can't continue to burn coal in its current form."

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean Coal technologies such as IGCC with carbon capture and Coal-to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce greenhouse gas emissions.

RESOLVED: The proposal requests a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.